Exhibit 8.3

競天公誠律師事務所
JINGTIAN & GONGCHENG

November 12, 2024

To: MasterBeef Group

Unit 1509-10, Tower 1, Ever Gain Plaza,
88 Container Port Road,
Kwai Chung, New Territories, Hong Kong

Re: Certain PRC Law Matters of MasterBeef Group (the "Company")

Dear Sirs/Madams,

We are qualified lawyers of the People's Republic of China (the "**PRC**") and as such are qualified to issue this opinion ("**Opinion**") with respect to all laws, regulations, statutes, rules, decrees, guidelines, notices, and judicial interpretations and other legislations of the PRC currently in force and publicly available as of the date of this opinion (hereinafter referred to as the "**PRC Laws**"). For the purpose of this Opinion, the PRC excludes the Hong Kong Special Administrative Region ("**Hong Kong**"), the Macau Special Administrative Region, and Taiwan.

We are acting as the PRC counsel of the Company (the Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time or the businesses which have since been acquired or carried on by them or, as the case may be, their predecessors, the "**Group**") in connection with (a) the proposed initial public offering (the "**Offering**") of ordinary shares of the Company as set forth in the Company's registration statement on Form F-l, including all amendments or supplements thereto (the "**Registration Statement**"), filed by the Company with the United States Securities and Exchange Commission (the "**SEC**") in relation to the Offering, and (b) the proposed listing and trading of the Company's ordinary shares on the National Association of Securities Dealers Automated Quotations (the "**NASDAQ**").

For the purpose of giving this Opinion, we have examined the Registration Statement, originals or copies of corporate record, documents and certificates of identification and documents issued by governmental authorities or by officers or representatives of the Company as we have deemed necessary and appropriate as a basis for the opinions hereinafter set forth.

In rendering the opinions expressed below, we have assumed:

(a) the authenticity of the documents submitted to us as originals and the conformity to the originals of the documents submitted to us as copies;

(b) the truthfulness, accuracy and completeness of the documents as they were presented to us;

(c) the documents which have been presented to us remain in full force and effect as of the date of this opinion and have not been revoked, amended, varied or supplemented, except as noted therein;

(d) in response to our due diligence inquiries, requests and investigation for the purpose of this Opinion, all the relevant information and materials that have been provided to us by the Company, including all factual statements in the documents and all other factual information provided to us by the Company, and the statements made by the Company, are true, accurate, complete and not misleading, and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this Opinion in whole or in part. Where important facts were not independently established to us, we have relied upon certificates issued by governmental authorities and appropriate representatives of the Company in the course of our inquiry and consultation;

(e) that all parties to the documents provided to us in connection with this Opinion have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations thereunder; and

(f) with respect to all parties, the due compliance with, and the legality, validity, effectiveness and enforceability under, all laws other than the laws of the PRC.

We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions on any laws other than the laws of the PRC and accordingly express no legal opinion herein on any laws of any jurisdiction other than the PRC.

Based on the foregoing and subject to the confirmations and qualifications set out below, we are of the opinion that, as of the date hereof, so far as PRC Laws are concerned:

<u>Filing procedure with the CSRC</u>

On February 17, 2023, the China Securities Regulatory Commission ("CSRC") promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the "**Trial Measures**"), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC.

In addition, according to the Trial Measures, indirect overseas issuance and listing of domestic enterprises refers to the overseas issuance and listing of enterprises with main business activities in the PRC, in the name of enterprises registered overseas, based on the equity, assets, income or other similar rights and interests of domestic enterprises. At the same time, the Trial Measures further clarify the situation of indirect overseas listing:

(1) 50% or more of any of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and

(2) The majority of the issuer's business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of the issuer's senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

The above circumstances must be met simultaneously to be recognized as indirect overseas listing, but it also stipulates that indirect overseas listing should be recognized based on the principle of substance over form.

According to the provisions of the Trial Measures, for those directly listed overseas, the issuer shall file a record with the CSRC. For indirect overseas listing, the issuer shall designate a major domestic operating entity as the domestic responsible person and file with the CSRC.

In addition, the Trial Measures also stipulate that domestic enterprises that fail to fulfill the required filing procedures to the CSRC may be required by the CSRC to make corrections, be given a warning, and be fined between RMB 1 million and RMB 10 million; the CSRC may warn the directly responsible person and impose a fine of not less than RMB 500,000 but not more than RMB 5 million. If the controlling shareholder or actual controller of a domestic enterprise organizes or instigates the prescribed illegal acts, a fine of not less than RMB 1 million but not more than RMB 10 million may be imposed. If the violation of Trial Measures or other laws and administrative regulations is serious, the CSRC may impose a ban on access to the securities market upon relevant responsible persons.

As of the date of this opinion, as confirmed by the Company: (i) the Group currently do not have, nor do they currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) the Group are not controlled by any PRC entity or individual; (iii) the Group do not have any operation in the PRC, nor do they have any partnership or cooperation with any PRC entity or individual; (iv) the Group currently do not have, nor do they plan to have, any investment, such as owning or leasing any asset, in the PRC; (v) the Group have not employed any PRC natural persons within the PRC; (vi) no revenue of the Group is generated from the PRC； and (vi) none of the senior managers in charge of the business operations and management are citizens of the PRC or domiciled in mainland China.

Given the above confirmations, we are of the opinion that the overseas offering and listing conducted by the Company would not be deemed an indirect overseas offering and listing by a PRC domestic company. The Trial Measures do not apply to the Company , and its listing on NASDAQ does not require to fulfill the filing procedure to the CSRC.

Since these statements and regulatory actions by the PRC government are newly published and the relevant provisions in this regulatory regime are evolving, their interpretation, application and enforcement are subject to the relevant laws and regulations then in effect, we cannot assure that the CSRC would not take a view that is contrary to ours.

Approval of Cyberspace Administration of China (the "CAC")

Pursuant to the Data Security Law, which was promulgated on June 10, 2021 and came into effect on September 1, 2021, any data processing (includes the collection, storage, use, processing, transmission, provision and disclosure of data) activities conducted outside the PRC endanger national security, public interests or the legal rights and interests of any citizen or organization shall be held liable.

If a company harms the national security, public interests, or legitimate rights and interests of citizens and organizations of the PRC during its data processing activities, it may still be subject to legal liability by the relevant Chinese authorities.

The Measures for Cybersecurity Review (2021), which were promulgated on December 28, 2021 and took effect on February 15, 2022, provide that any online platform operators controlling personal information of more than one million users which seeks to list in a foreign country shall conduct a cybersecurity review.

As confirmed by the Company, as of the date of this opinion,

(a) the Group currently do not have, or intend to have any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in the PRC;

(b) the Company is not controlled by any PRC entity or individual;

(c) all of the restaurant operations of the Company are conducted by its Hong Kong operating entities, which currently solely serve the Hong Kong local market;

(d) the Group currently do not have, or plan to have, any investment plan, such as owning or leasing any asset, in the PRC;

(e) the Group currently only have limited suppliers from the PRC and does not employ any PRC natural persons within the PRC;

(f) none of the revenue of the Group is generated from the PRC;

(g) the Group currently do not engage in any data processing activities of any PRC individual or within the PRC, nor do the Group entrust or be entrusted by any individual or entity to conduct any data processing activities of any PRC individual or within the PRC, nor do the Group store any data within the PRC;

(h) the Group are not operators of key information infrastructure;

(i) the Group currently do not possess personal information on more than one million users in its business operations;

(j) the Group have not collected or stored any data (including certain personal information) from PRC individuals and /or organizations;

(k) the Company conducts all of its restaurant operations in Hong Kong through its Hong Kong subsidiaries including Tak Moon Holdings Limited, Luk Koon Limited, Taiwanese Hotpot Limited, Master Beef Hotpot Limited, Able Force Limited, Amazing Hotpot Limited, All You Can Eat Hotpot Limited, People Mountain People Sea Hotpot Limited, Mrs Beef Taiwanese Hotpot Limited, Mrs Beef Limited, Anping Grill (HK) Limited, Taiwanese Barbecue Limited, All You Can Eat Grill Limited, House of Talent Limited, Tak Moon Food Supplies Limited, which would collect, store and use data that is necessary to its business operations in Hong Kong, and any data collected, stored, or used by the Group do not have a bearing on national security, national economy operation, social stability, public health and security or public interest;

The Company further confirms that, as of the date of this opinion, the Group have not received any order from any competent PRC authority or any complaint from any citizen or organization claiming that the Group endanger national security, public

interests or the legal rights and interests of any citizen and organization, nor received any order from any competent PRC authorities indicating that the Group are in violation with any PRC laws and regulations regarding personal information and data security, or requiring the Group to seek approvals from the CAC, or other competent PRC authorities for the listing on NASDAQ.

Based on the confirmation, we are of the opinion that the Company is not subject to any approvals from the CAC for its listing on NASDAQ.

This Opinion is further subject to the following qualifications:

(a) we express no opinion as to any laws other than the PRC Laws in force on the date of this Opinion;

(b) the PRC Laws referred to herein are laws currently in force and there is no guarantee that any of such laws, or the interpretation thereof or enforcement therefor, will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect;

(c) this Opinion is intended to be used in the context which is specifically referred to herein and each section should be looked on as a whole regarding the same subject matter;

(d) the PRC legal system regarding data security is still evolving, and there is no assurance that the competent PRC authority would not take a view that is contrary to the above or require the Company to obtain the approval for any data activities that the Company has conducted or would conduct in the foreseeable future; and

(e) this Opinion is subject to the effects of (i) certain legal or statutory principles affecting the validity and enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (ii) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form; (iii) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney's fees and other costs, and the waiver of immunity from jurisdiction of any court or from legal process; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

This Opinion is delivered in our capacity as the Company's PRC counsel solely for the purpose of the Registration Statement publicly submitted to the SEC on the date of this Opinion, and may not be used for any other purpose without our prior written consent.

Yours faithfully,

/s/ Jingtian & Gongcheng

Jingtian & Gongcheng